NO ACT

PE
3-12-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010768

March 12, 2010

Garrett B. Smith
Ultra Petroleum Corp.
363 N. Sam Houston Pkwy, Ste. 1200
Houston, TX 77060

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Re: Ultra Petroleum Corp.

Dear Mr. Smith:

This is in regard to your letter dated March 12, 2010 concerning the shareholder proposal submitted by the General Board of Pension and Health Benefits of The United Methodist Church for inclusion in Ultra's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Ultra therefore withdraws its February 5, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Vidette Bullock Mixon
Director, Corporate Relations
General Board of Pension and Health Benefits
of The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118



Ultra Petroleum Corp.

March 12, 2010

BY ELECTRONIC MAIL
<shareholderproposals@sec.gov>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ultra Petroleum Corp. ("Ultra")
Shareholder Proposal Submitted by The General Board of Pension and Health Benefits of The United Methodist Church (the "General Board")

Ladies and Gentlemen:

The purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Division") that because the General Board has withdrawn the shareholder proposal it sent to Ultra December 3, 2009,[1] and because as a result Ultra and the General Board are now agreed Ultra will not include the General Board's proposal in its 2010 proxy materials, Ultra no longer wishes to pursue the no-action request it sent to the Division February 5, 2010 with respect to the General Board's proposal.

Ultra is sending this letter to the Division pursuant to Item 14 in Staff Legal Bulletin 14 (July 13, 2001).

Sincerely,
ULTRA PETROLEUM CORP.

Garrett B. Smith

cc: The General Board of Pension and Health Benefits of The United Methodist Church
Facsimile – (847) 475-5061

1 A copy of the withdrawal letter from the General Board to Ultra is attached hereto as Exhibit A.

EXHIBIT A

WITHDRAWAL LETTER



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
800-851-2201
www.gbophb.org

March 12, 2010

Mr. Garrett B. Smith
Senior Attorney
Ultra Petroleum Corporation
Suite 1200
363 N. Sam Houston Parkway E.
Houston, Texas 77060

Dear Mr. Smith:

Confirming your telephone conversations with attorney Paul M. Neuhauser on March 8 and 11, the General Board of Pensions and Health Benefits of The United Methodist Church hereby withdraws the shareholder proposal submitted by us on December 3, 2009, in light of Ultra having agreed that Mr. Watford or the chair of the Nominating Committee will meet with us to discuss the Company's position as it will be set forth in its upcoming proxy statement with respect to item 407(h) of Regulation S-K pertaining to the leadership structure of the board (positions of chairman and CEO).

We look forward to meeting in person with Ultra officials. Please contact Anita Green, Manager Socially Responsible Investing at 847.866.5287 or anita_green@gbophb.org to arrange a mutually date and time to meet.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

CC: Paul M. Neuhauser
Anita Green



Ultra Petroleum Corp.

February 5, 2010

BY ELECTRONIC MAIL
<shareholderproposals@sec.gov>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ultra Petroleum Corp.
Shareholder Proposal Submitted by The General Board of Pension and Health Benefits of The United Methodist Church

Ladies and Gentlemen:

The purpose of this letter, sent by Ultra Petroleum Corp. ("Ultra") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (as amended, the "1934 Act"), is to notify the U.S. Securities and Exchange Commission (the "Commission") that Ultra intends to exclude the shareholder proposal and supporting statement (the "Proposal") it received from The General Board of Pension and Health Benefits of The United Methodist Church ("General Board") from its proxy statement and form of proxy for its 2010 Annual Stockholders Meeting (collectively, the "2010 Proxy Materials") for the reasons listed below.

The Proposal and all related correspondence are attached hereto as Exhibit A.

Ultra would appreciate and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Division") not recommend enforcement action to the Commission if, in reliance on Rule 14a-8, Ultra elects to omit the Proposal from its 2010 Proxy Materials.

Pursuant to and consistent with Staff Legal Bulletin 14D (November 7, 2008) and Rule 14a-8(j):

- This letter is being emailed to shareholderproposals@sec.gov (in lieu of Ultra providing six additional copies of this letter pursuant to Rule 14a-8(j));

363 N. Sam Houston Pkwy, Ste. 1200, Houston, TX 77060
Telephone 281-876-0120 Fascimile 281-876-2831

- A copy of this letter (and all attachments) is being simultaneously provided to the General Board by email and facsimile as notification of Ultra's intent to omit the Proposal from its 2010 Proxy Materials;
- My name, telephone number, email address, and mailing address, as well as the names, telephone numbers, email addresses, and mailing address I have for the General Board are set forth on Schedule 1 to this letter; and
- Ultra plans commence distribution of its 2010 Proxy Materials on or about April 28, 2010; this letter is being submitted to the Division not less than eighty (80) days before Ultra files its definitive 2010 Proxy Materials with the Commission.

I. PROPOSAL

The Proposal instructs Ultra's Board to adopt a policy requiring Ultra's Board Chairman be an independent member of the Board.

The resolution included in the Proposal provides as follows:

> "RESOLVED: The Board of Directors shall adopt a policy, by amending the bylaws as necessary, to require that the Chairman of the Board of Directors shall be an independent member of the Board."

The Proposal is mandatory – not permissive.

II. BACKGROUND

Ultra was originally incorporated on November 14, 1979 under the laws of the Province of British Columbia, Canada. Ultra remains a Canadian company; however it was continued under the laws of the Yukon in Canada pursuant to Section 190 of the *Business Corporations Act* (Yukon) in March 2000.

The current Chairman of Ultra's Board of Directors is Michael D. Watford. Mr. Watford is also Ultra's CEO and President. Mr. Watford has been the Chairman, President and CEO of Ultra since January 1999. During that time, Ultra and its shareholders have enjoyed tremendous success: the price per share of Ultra stock has increased more than fourteen thousand percent (14,000%), from a split-adjusted price of $0.34 per share at the end of 1999 to a split-adjusted price of $49.86 per share at the end of 2009.[1]

---

[1] Based on the last reported sales price of $49.86 of Ultra common stock on the New York Stock Exchange on December 31, 2009.

Ultra and Mr. Watford are parties to a written employment agreement. In the agreement, Ultra promised Mr. Watford it would employ him as Chairman, Chief Executive Officer and President throughout the term of the agreement.

Ultra's Corporate Governance Principles (adopted August 2008) provide that no director who is also an employee of Ultra shall be considered "independent" until three years after such employment has ended.

III. GROUNDS FOR EXCLUDING THE PROPOSAL

A. Rule 14a-8(i)(1) – Improper Subject for Shareholder Action

Rule 14a-8(i)(1) states that a shareholder proposal may be omitted from an issuer's proxy statement if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Ultra believes the Proposal may properly be excluded from its 2010 Proxy Materials under 14a-8(i)(1) for two reasons.

First, The Proposal is mandatory and it improperly fetters the authority of Ultra's Board of Directors to manage Ultra's business and affairs.

The Division has previously agreed that proposals which intrude on the authority of a board of directors can properly be excluded under Rule 14a-8(i)(1).[2]

Adopting the Proposal would require Ultra's Board to take action in a particular way, which restricts or abrogates the powers of Ultra's directors to manage its business and affairs in a manner inconsistent with applicable, Yukon, law.

Ultra is a Yukon corporation. Section 102(1) of the Yukon Business Corporation Act ("YBCA") provides that, except as provided in its constating documents or a unanimous shareholder agreement in respect of a corporation: "the directors shall manage the business and affairs of a corporation." Ultra's Yukon counsel opinion letter (Exhibit B hereto) provides, except in the YBCA or in its constating documents or a unanimous shareholder agreement: "shareholders of a corporation governed by the YBCA cannot fetter the discretion of the directors to manage the business and affairs of the corporation, including the hiring and dismissal of officers of the corporation."

---

2 *Community Bancshares, Inc.* (available March 15, 1999).

Similarly, Canadian courts have long recognized the duty and privilege of a board of directors to manage a corporation's business affairs, holding that a shareholder majority lacks the power to compel a corporation's board to make management decisions about the corporation in a particular way.[3]

Additionally, the Commission has noted that a board of directors may be considered to have exclusive authority in corporate matters, unless applicable law or constating documents provide otherwise.[4]

As for Ultra and the instant Proposal, nothing in the other provisions of the YBCA or in Ultra's constating documents restrict the authority of its Board of Directors with respect to the matters addressed in the Proposal. Likewise, Ultra has no unanimous shareholder agreements that restrict the authority of its Board of Directors.

With respect to the YBCA, Section 123(a) of the YBCA states: "the directors may designate the offices of the corporation, appoint as officers individuals ... and delegate to them powers to manage the business and affairs of the corporation." And with respect to Ultra's constating documents, Section 4.1 of Ultra's By-Laws is on point: "The Board may from time to time appoint Chairman of the Board, a President ... and such other officers as the Board may determine." The scope of the Board's authority is further clarified in Section 4.10 of Ultra's By-Laws: "The Board may from time to time vary, add to or limit the powers, authority and duties of any officer."

It is clear that Ultra's Board has the full authority to manage the affairs of the corporation in the matter of appointing its and its other officers. Adoption of the Proposal would require Ultra's Board to remove Mr. Watford from his position as Chairman regardless of what Ultra's Board would do in its discretion.

It is contrary to Yukon law for Ultra's shareholders to attempt to fetter the discretion of its directors in the manner contemplated by the Proposal. Accordingly, the Proposal is an improper subject for action by Ultra's shareholders, and it may properly be excluded from Ultra's 2010 Proxy Materials under Rule 14a-8(i)(1).

---

3 *820099 Ontario Inc. v Harold E. Ballard Ltd.*, 3 B.L.R. (2d) 113 at 123 (Ontario Court of Justice – General Division); *Ringuet v Bergeron* (1960), 24 D.L.R. (2d) 449 (S.C.C.) 449). See also the attached Yukon opinion letter.

4 Exchange Act Release No. 34-12999 (November 22, 1976)

Second, the General Board is not a proper party to initiate an amendment to Ultra's By-Laws by shareholder resolution.

It is contrary to Yukon law for parties who are not registered shareholders of a Yukon corporation to propose amendments to such corporation's by-laws.[5] The General Board is not a registered shareholder of Ultra.[6]

For the reasons listed first and second above, and in the legal opinion of Ultra's Yukon counsel Lackowicz, Shier & Hoffman (attached hereto as Exhibit B), voting on the Proposal is an improper subject for Ultra's shareholders, Ultra's submitting the Proposal for consideration by its shareholders would conflict with the YBCA. Thus Ultra believes the Proposal can properly be excluded from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(2).

B. Rule 14a-8(i)(2) – Violation of Law To Which Ultra Is Subject

Rule 14a-8(i)(2) authorizes a registrant to omit a shareholder proposal from its proxy materials if implementation of the proposal would require the registrant to violate laws to which it is subject. Ultra believes the Proposal may properly be excluded from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) because adopting the Proposal would violate applicable law in two ways:

First: Adopting the Proposal is inconsistent with Ultra's By-Laws – without any legal justification – and therefore is contrary to Yukon law.

The Proposal requires that Ultra's Board adopt a policy that requires that its Chairman of the Board be an independent member of the Board. It is not clear from the text of the Proposal what the General Board means by its use of the word "independent," but under one possible interpretation, implementing the Proposal would prohibit an Ultra officer also being its Chairman because its Corporate Governance Principles provide no director who is also an employee can be an "independent" director (according to the criteria establishing independence in that document).

Ultra's Board has previously determined that Mr. Watford should be its Chairman and also be an officer of the corporation.

---

5 See YBCA §§103(5) and 138(1) and *Verdun v Toronto-Dominion Bank*, 3 S.C.R. 550 (1996).

6 The General Board submitted to Ultra a letter dated December 3, 2009 from BNY Mellon which provides that the registered owner of the shares beneficially owned by the General Board is the Depository Trust Company. In addition, Ultra requested a list of the registered holders of its shares and determined that the General Board is not named on the list.

Implementing the Proposal would require the Board remove Mr. Watford from his position as Chairman of the Board as a result of a shareholder vote, when Ultra's constating documents and the YBCA require any such action be taken only as a result of a Board determination.

The Proposal thus directly conflicts with the Board's rights and powers: (1) under Section 4.1 of Ultra's By-Laws which provide Ultra's Board the right to determine who Ultra's officers will be; and (2) pursuant to applicable provisions of the YBCA which provide that, given Ultra's constating documents, Ultra's directors have unfettered discretion to appoint the Chairman of the Board and the other officers of the corporation.

As noted on the Yukon legal opinion included with this letter, implementing the Proposal thus conflicts with the YBCA.

Second: Adopting the Proposal would cause Ultra to breach its employment contract with Mr. Watford in violation of Texas law.

As noted above, Ultra and Mr. Watford are parties to a written employment contract pursuant to which Ultra has promised to employ Mr. Watford, and Mr. Watford has promised to serve, as Chairman of its Board and as its Chief Executive Officer and President.

Changing Mr. Watford's title or offices under the employment contract would have significant implications for Ultra. Ultra's Board would be required to exercise its business judgment to make a determination to implement such a change. Implementing the Proposal, however, would not require any determination by Ultra's Board. On the contrary, the Proposal would require Ultra's Board to change Mr. Watford's position and job duties without the Board exercising its business judgment. As a result, implementing the Proposal would result in a breach by Ultra of the terms of the employment contract between Ultra and Mr. Watford. Accordingly, a breach of the employment contract due to implementation of the Proposal would be a breach of an existing contractual obligation under Texas law. In addition, modification of the employment contract by the Company to remove Mr. Watford from either the CEO or Chairman position violates the rule of Texas law that contracts may not be unilaterally modified.

> The Division has previously and consistently concurred with other requests to exclude proposals that would require registrants to breach their existing contracts or violate applicable laws.[7]

For the reasons listed first and second above, and in the legal opinion of Ultra's Yukon counsel and of Ultra's Texas counsel, Haynes and Boone, LLP (attached hereto as Exhibit C), Ultra believes the Proposal may be excluded from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementing it would require Ultra to violate laws to which it is subject.

C. Rule 14a-8(i)(3) – Proposal is Vague, Indefinite, and Misleading

Rule 14a-8(i)(3) provides that a shareholder proposal may be omitted if it or its supporting statement is contrary to proxy the Commission's Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Division has often agreed proposals could be excluded under Rule 14a-8(i)(3) as inherently misleading when neither the shareholders, in voting on a proposal, nor the registrant's board of directors, in implementing a proposal, would be able to determine with reasonable certainty exactly what actions or measures the proposal requires.[8]

The Proposal is inherently vague and indefinite because it leaves doubt what is meant by "independent" and also it is not clear from the Proposal what action Ultra's Board should take to implement the Proposal .

The Proposal requires the Board adopt a policy that its Chairman be an independent member of the Board. But the Proposal fails to provide any direction how Ultra and its Board can or should implement the Proposal's requirements consistent with applicable law or Ultra's existing contractual obligations. As a result, if the Proposal were submitted to and approved by Ultra's shareholders, it is impossible for the Board to know how to implement it in a manner consistent with shareholder expectations. This lack of specific guidance as to shareholder expectations regarding how the Proposal is to be implemented make it too vague and indefinite to be permissible under the proxy

---

7 *The Home Depot, Inc.* (available February 12, 2008) (agreeing there is some basis under 14a-8(i)(2) for Home Depot to exclude a proposal that may cause it to be breach state law).

8 *Woodward Governor Company* (available November 26, 2003) (agreeing there is some basis under 14a-8(i)(3) for Woodward to exclude a proposal that its board implement a compensation policy for senor executives); *Philadelphia Electric Company* (available July 30, 1992) (agreeing there is some basis under 14a-8(i)(3) for the registrant to exclude a proposal that was so "inherently vague and indefinite" that neither the shareholders nor the company could identify "exactly what actions or measures the proposal requires").

rules. Additionally, Ultra notes that in the opinion letter of its Yukon counsel, the Proposal is too vague to constitute a proposed amendment to Ultra's By-Laws.

For the foregoing reasons, Ultra believes the Proposal may be excluded from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(3).

D. Rule 14a-8(i)(6), Company Lacks Power or Authority to Implement The Proposal

Pursuant to Rule 14a-8(i)(6), a registrant may exclude a shareholder proposal where it would lack the power or authority to implement a proposal.

Ultra believes it lacks the power or authority to implement the Proposal because, as discussed above:

(1) Under clause A, submitting the Proposal for consideration by Ultra's shareholders conflicts with the YBCA; and

(2) Under clauses B and C, implementing the Proposal would cause Ultra to breach its existing contractual obligations and otherwise conflict with laws to which Ultra is subject.

For the foregoing reasons and consistent with the legal opinions presented by Ultra's Yukon and Texas counsel, the Proposal may properly be excluded from Ultra's 2010 Proxy Materials under Rule 14a-8(i)(6).

IV. CONCLUSION

Ultra respectfully requests the Division notify Ultra that it will not recommend the Commission pursue an enforcement action against Ultra if Ultra excludes the Proposal on that basis. If the Division does not concur with Ultra's position, we would appreciate having an opportunity to confer with the Division prior to the issuance of a response. Ultra would also appreciate, and hereby requests, the Proponent providing to Ultra a copy of any response it chooses to make to the Division.

We appreciate your attention to the matters addressed in this letter.

Sincerely,

ULTRA PETROLEUM CORP.



Garrett B. Smith
Senior Attorney

cc: The General Board of Pension and
Health Benefits of The United
Methodist Church
Facsimile – (847) 475-5061

SCHEDULE 1

CONTACT INFORMATION

- **ULTRA PETROLEUM CORP.**

  - Mr. Garrett B. Smith
    Senior Attorney
    Ultra Petroleum Corp.
    363 N. Sam Houston Pkwy. E, Suite 1200
    Houston, TX 77060

    - Office phone – (281) 876-0120, extension 315
    - Facsimile – (281) 876-2831
    - Email – legalnotices@ultrapetroleum.com

- **THE GENERAL BOARD OF PENSION AND HEALTH BENEFITS OF THE UNITED METHODIST CHURCH**

  - Ms. Vidette Bullock Mixon
    Director, Corporate Relations
    The General Board of Pension and Health Benefits of
    The United Methodist Church
    1201 Davis Street
    Evanston, IL 60201

    - Office Phone – (847) 869-4550
    - Facsimile – (847) 475-5061

  - Ms. Anita Green
    Manager of Socially Responsible Investing
    The General Board of Pension and Health Benefits of
    The United Methodist Church
    1201 Davis Street
    Evanston, IL 60201

    - Office Phone – (847) 869-4550
    - Facsimile – (847) 475-5061
    - Email – anita_green@gbophb.org

EXHIBIT A

PROPOSAL AND RELATED CORRESPONDENCE



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

October 27, 2009

Mr. W. Charles Helton
c/o Kelly L. Whitley
Ultra Petroleum Corp.
363 N. Sam Houston Pkwy East, Ste. 1200
Houston, TX 77060

Dear Mr. Helton:

The General Board of Pension and Health Benefits of The United Methodist Church (General Board) is the largest faith-based pension fund in the United States, managing more than $14 billion in assets on behalf of 74,000 active and retired clergy and lay employees of the Church. We currently hold 68,917 shares of Ultra Petroleum.

As a socially responsible investor, we believe that prudent management of environmental, social and governance factors is essential to maintain long-term shareholder value. We are writing today to discuss the company's future governance structure.

We note that Ultra Petroleum's chairman of the board of directors is also the company's chief executive officer (CEO). Among the largest U.S. companies based on market value, the General Board believes that shareholders interests are best served when the board of directors is led by a non-executive chairman. Such a structure has been supported by many corporate governance experts and advisors including The Corporate Library, Glass Lewis & Co., Vanguard founder John Bogle and U.S. Senator Charles Schumer.

We believe a non-executive chairman brings added value to the company:

- Managing Ultra Petroleum in a global marketplace requires the full attention of the CEO and his/her management team. Given the time and effort that is required to effectively run the company, we believe it is neither wise nor prudent to dilute the influence of the CEO by also requiring him/her to serve as board chairman.

- Regulatory changes such as the enactment of Sarbanes-Oxley in 2002 and the 2003 revised New York Stock Exchange and NASDAQ listing requirements have significantly enhanced directors' responsibilities. As a result, the role of the board has shifted from "advisory" to "monitoring" and today's board needs a chairman whose singular focus is leading the directors in providing independent oversight of management goals and performance.

- In the 2008 Public Company Governance Survey of the US National Association of Corporate Directors (NACD), 72.8% of directors serving on boards with an independent chairman stated that companies greatly benefit from an independent chairman, while only 6.7% said that companies do not.

- Many shareholders prefer an independent, non-executive chairman to oversee their interests. RiskMetrics reports that in 2008, shareholder proposals seeking to separate the roles of chairman and CEO received on average 31% of votes cast. RiskMetrics predicts this issue will continue to receive a considerable amount of investor attention in the coming years.

- A recent report by Chairmen's Forum co-founder Harry Pearce, (through a collaboration with the Millstein Center for Corporate Governance and Performance at the Yale School of Management), recommended that corporate directors appoint a non-executive chairman when the current combined chair/CEO vacates the position. If board members choose to appoint a chairman who is affiliated with the company, they should publicly explain why the decision is in the best interests of shareholders. A similar proposal was put forth by the Securities and Exchange Commission in the July 10, 2009 Proposed Rule 33-9052: *Proxy Disclosure and Solicitation Enhancements.*

The General Board is interested in learning if Ultra Petroleum's governance committee has considered appointing a non-executive chairman, or is considering this measure as part of the company's succession planning. We would like to schedule a conference call to hear your views and look forward to your response. Please contact Anita Green, our Manager of Socially Responsible Investing, at 847-866-5287 or by email at anita_green@gbophb.org to schedule a mutually agreeable date.

Sincerely,



Vidette Bullock Mixon
Director, Corporate Relations



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

December 3, 2009

Corporate Secretary
Ultra Petroleum Corp.
363 N. Sam Houston Pkwy East, Suite 1200
Houston, TX 77060

RE: Shareholder Proposal

Dear Secretary:

The General Board of Pension and Health Benefits of The United Methodist Church (General Board), beneficial owner of 68,917 shares of Ultra Petroleum stock, is filing the enclosed shareholder proposal for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests that Ultra Petroleum adopt a policy to appoint an independent Chairman of the Board when the current Chairman/CEO vacates the position. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has held shares of Ultra Petroleum totaling at least $2,000 in market value continuously for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Ultra Petroleum stock through the date of the 2010 Annual Meeting.

On December 2, Julie Danvers indicated that a response to my October 27, 2009 letter is being prepared, which I look forward to receiving. I am hopeful that a meeting to discuss the content of my letter and the issues raised in this resolution may yet take place, and that an agreement can be reached that would facilitate the withdrawal of this resolution. Please feel free to call Anita Green, our Manager of Socially Responsible Investing, with suggested dates or any questions or comments. She is available at 847-866-5287, or by e-mail at anita_green@gbophb.org.

I look forward to hearing from you.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

Separate Chairman & CEO

RESOLVED: The Board of Directors shall adopt a policy, by amending the bylaws as necessary, to require that the Chairman of the Board of Directors will be an independent member of the Board.

SUPPORTING STATEMENT: We believe that shareholders are best served when the board of directors is led by a non-executive chairman. Such a board structure has been supported by numerous institutional investors and corporate governance experts including The Corporate Library, Glass Lewis & Co., and Vanguard founder John Bogle.

We believe a non-executive chairman is in the best long-term financial interests of shareholders:

- Managing Ultra Petroleum in a global marketplace requires the full attention of the CEO and his/her management team. Given the time and effort required to effectively run the company, we believe it is neither wise nor prudent to dilute the influence of the CEO by also requiring him/her to serve as board chairman.

- Regulatory changes such as those enacted by Sarbanes-Oxley in 2002 and the 2003 revised New York Stock Exchange and NASDAQ listing requirements have significantly enhanced directors' responsibilities. As a result, the role of the board has shifted from "advisory" to "monitoring." Today's board needs a chairman whose singular focus is leading the directors in providing independent oversight of management goals and performance.

- In the 2008 Public Company Governance Survey conducted by the US National Association of Corporate Directors (NACD), 72.8% of directors serving on boards with an independent chairman stated that companies greatly benefit from an independent chairman. Only 6.7% said they do not.

- Increasingly, shareholders prefer an independent, non-executive chairman to oversee their interests. Proxy advisory firm RiskMetrics reports that in 2008, shareholder proposals seeking to separate the roles of chairman and CEO received on average 31% of votes cast. RiskMetrics predicts this issue will continue to receive a considerable amount of investor attention in the coming years.

- A recent report by Chairmen's Forum co-founder Harry Pearce, (through a collaboration with the Millstein Center for Corporate Governance and Performance at the Yale School of Management), recommended that corporate directors appoint a non-executive chairman when the current combined chairman/CEO position becomes vacant. If board members choose to appoint a chairman who is affiliated with the company, they should publicly explain why the decision is in the best interests of shareholders. A similar proposal was put forth by the Securities and Exchange Commission in the July 10, 2009 Proposed Rule 33-9052: *Proxy Disclosure and Solicitation Enhancements*.

Ultra Petroleum's board of directors has incorporated many leading practices in its corporate governance guidelines. We urge the board to further strengthen the guidelines by adopting the separation of chairman and CEO.



BNY MELLON
ASSET SERVICING

December 3, 2009

Ms. Anita Green
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Anita Green,

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has continuously owned shares of Ultra Petrolium Corporation common stock, since November 30, 2008 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6468 with any questions.

Sincerely,

Daniel Wesner
Client Accounting and Reporting Supervisor
BNY Mellon


ULTRA
UP
PETROLEUM

Ultra Petroleum Corp.

FAX COVER SHEET

DATE: December 16, 2009	RE: General Board Letter – Response
TO: Ms. Vidette Bullock Mixon Director, Corporate Relations GENERAL BOARD	FAX: (847) 475-5061
FROM: Ultra Petroleum Corp.	PAGES: 11

Please call 281-876-0120 if you have any problems receiving this fax.

363 N. Sam Houston Pkwy, Ste. 1200, Houston, TX 77060
Telephone 281-876-0120 Fascimile 281-876-2831



Ultra Petroleum Corp.

December 16, 2009

Ms. Vidette Bullock Mixon
Director, Corporate Relations
General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, Illinois 60201

Dear Ms. Bullock Mixon:

On December 4, 2009, Ultra Petroleum Corp. (the "Company") received a letter from you dated December 3, 2009 (the "12-3 Letter") on behalf of the General Board of Pension and Health Benefits of the United Methodist Church ("General Board"). (We also received the General Board's letter dated October 27, 2009, and as Julie Danvers indicated in her phone call to you on December 2, we are preparing a response to that letter.)

The 12-3 Letter includes a shareholder proposal in accordance with Regulation 14A promulgated by the United States Securities and Exchange Commission ("SEC"). Rule 14-a8 of Regulation 14A lists certain eligibility and procedural requirements for shareholders' proposals to be included on a company's proxy card.[1] Additionally, Rule 14-a8 provides that the Company is required to provide proponents of shareholder proposals with notice in writing of any failures by such proponents to comply with the eligibility or procedural requirements of Rule 14-a8.

In that regard, the 12-3 Letter included information about the General Board's stock ownership (i.e., a letter from BNY Mellon dated December 3, 2009), but the letter refers to the company in which the General Board owns stock as "Ultra Petrolium Corporation." Please ask BNY Mellon to revise the letter spelling the name of the Company correctly (**Ultra Petroleum Corp.**) and send the revised letter to my attention at the address below.

The Company is also required, pursuant to Rule 14-a8, to notify proponents of shareholder proposals who fail to comply with eligibility or procedural requirements of Rule 14-a8 of the time frame for such proponents to respond to the Company's letter identifying the failures. This letter provides that notice as well:

Any response sent by the proponent to the Company with respect to the matters addressed in this letter must be delivered to the Company and must be postmarked, or transmitted electronically, no later than 14 days from the date this letter is received.

[1] For your convenience, a copy of Rule 14-a8 is attached as Attachment 2.

Although we are hopeful our response to the General Board's letters will be satisfactory and that the General Board will elect to withdraw its shareholder proposal, the Company does reserve the right to exclude the General Board's proposed resolution from its proxy statement under any applicable provisions of Regulation 14A.

Sincerely,

ULTRA PETROLEUM CORP.



Garrett B. Smith
Senior Attorney

ATTACHMENT 1

12-3 LETTER



General Board of Pension and Health Benefits of The United Methodist Church

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

December 3, 2009

Corporate Secretary
Ultra Petroleum Corp.
363 N. Sam Houston Pkwy East, Suite 1200
Houston, TX 77060

RE: Shareholder Proposal

Dear Secretary:

The General Board of Pension and Health Benefits of The United Methodist Church (General Board), beneficial owner of 68,917 shares of Ultra Petroleum stock, is filing the enclosed shareholder proposal for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests that Ultra Petroleum adopt a policy to appoint an independent Chairman of the Board when the current Chairman/CEO vacates the position. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has held shares of Ultra Petroleum totaling at least $2,000 in market value continuously for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Ultra Petroleum stock through the date of the 2010 Annual Meeting.

On December 2, Julie Danvers indicated that a response to my October 27, 2009 letter is being prepared, which I look forward to receiving. I am hopeful that a meeting to discuss the content of my letter and the issues raised in this resolution may yet take place, and that an agreement can be reached that would facilitate the withdrawal of this resolution. Please feel free to call Anita Green, our Manager of Socially Responsible Investing, with suggested dates or any questions or comments. She is available at 847-866-5287, or by e-mail at anita_green@gbophb.org.

I look forward to hearing from you.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations



General Board of Pension and Health Benefits of The United Methodist Church

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

Separate Chairman & CEO

RESOLVED: The Board of Directors shall adopt a policy, by amending the bylaws as necessary, to require that the Chairman of the Board of Directors will be an independent member of the Board.

SUPPORTING STATEMENT: We believe that shareholders are best served when the board of directors is led by a non-executive chairman. Such a board structure has been supported by numerous institutional investors and corporate governance experts including The Corporate Library, Glass Lewis & Co., and Vanguard founder John Bogle.

We believe a non-executive chairman is in the best long-term financial interests of shareholders:

- Managing Ultra Petroleum in a global marketplace requires the full attention of the CEO and his/her management team. Given the time and effort required to effectively run the company, we believe it is neither wise nor prudent to dilute the influence of the CEO by also requiring him/her to serve as board chairman.
- Regulatory changes such as those enacted by Sarbanes-Oxley in 2002 and the 2003 revised New York Stock Exchange and NASDAQ listing requirements have significantly enhanced directors' responsibilities. As a result, the role of the board has shifted from "advisory" to "monitoring." Today's board needs a chairman whose singular focus is leading the directors in providing independent oversight of management goals and performance.
- In the 2008 Public Company Governance Survey conducted by the US National Association of Corporate Directors (NACD), 72.8% of directors serving on boards with an independent chairman stated that companies greatly benefit from an independent chairman. Only 6.7% said they do not.
- Increasingly, shareholders prefer an independent, non-executive chairman to oversee their interests. Proxy advisory firm RiskMetrics reports that in 2008, shareholder proposals seeking to separate the roles of chairman and CEO received on average 31% of votes cast. RiskMetrics predicts this issue will continue to receive a considerable amount of investor attention in the coming years.
- A recent report by Chairmen's Forum co-founder Harry Pearce, (through a collaboration with the Millstein Center for Corporate Governance and Performance at the Yale School of Management), recommended that corporate directors appoint a non-executive chairman when the current combined chairman/CEO position becomes vacant. If board members choose to appoint a chairman who is affiliated with the company, they should publicly explain why the decision is in the best interests of shareholders. A similar proposal was put forth by the Securities and Exchange Commission in the July 10, 2009 Proposed Rule 33-9052: *Proxy Disclosure and Solicitation Enhancements.*

Ultra Petroleum's board of directors has incorporated many leading practices in its corporate governance guidelines. We urge the board to further strengthen the guidelines by adopting the separation of chairman and CEO.



BNY MELLON
ASSET SERVICING

December 3, 2009

Ms. Anita Green
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Anita Green,

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has continuously owned shares of Ultra Petrolium Corporation common stock, since November 30, 2008 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6468 with any questions.

Sincerely,

Daniel Wesner
Client Accounting and Reporting Supervisor
BNY Mellon

ATTACHMENT 2

RULE 14-a8

Securities Lawyer's Deskbook

published by The University of Cincinnati College of Law


University of Cincinnati
College of Law

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Regulatory History
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Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the

company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy

materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

    1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

    2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

    3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

        i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

        ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998; 72 FR 4148, 4168, Jan. 29, 2007; 72 FR 70450, 70456, Dec. 11, 2007; 73 FR 934, 977, Jan. 4, 2008

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TRANSMISSION VERIFICATION REPORT

TIME : 12/16/2009 13:05
NAME : ULTRA PETROLEUM
FAX : 2818762831
TEL : 2818760120
SER.# : 000G8N645641

DATE,TIME	12/16 13:02
FAX NO./NAME	18474755061
DURATION	00:02:48
PAGE(S)	11
RESULT	OK
MODE	STANDARD ECM



ULTRA
UP
PETROLEUM

Ultra Petroleum Corp.

FAX COVER SHEET

DATE:	December 16, 2009	RE:	General Board Letter – Response
TO:	Ms. Vidette Bullock Mixon Director, Corporate Relations GENERAL BOARD	FAX:	(847) 475-5061
FROM:	Ultra Petroleum Corp.	PAGES:	11

Please call 281-876-0120 if you have any problems receiving this fax.


BNY MELLON
ASSET SERVICING

CORRECTION

December 3, 2009

Ms. Anita Green
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Anita Green,

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has continuously owned shares of Ultra Petroleum Corp common stock, since November 30, 2008 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6468 with any questions.

Sincerely,

Daniel Wesner
Client Accounting and Reporting Supervisor
BNY Mellon

Garrett Smith

From: Green, Anita [Anita_Green@gbophb.org]
Sent: Thursday, January 21, 2010 10:25 AM
To: Garrett Smith
Subject: RE: Scheduling a call

That sounds fine. Talk with you then.

Anita Green
Manager of Socially Responsible Investing
General Board of Pension & Health Benefits
847-866-5287
anita_green@gbophb.org

From: Garrett Smith [mailto:garrett.smith@ultrapetroleum.com]
Sent: Thursday, January 21, 2010 9:33 AM
To: Green, Anita
Subject: RE: Scheduling a call

Hi Anita -

Between 2 and 3 central today works great for me, thanks.

Shall I phone you then?

Garrett B. Smith
Senior Attorney
ULTRA PETROLEUM
363 N. Sam Houston Parkway E., Suite 1200
Houston, Texas 77060
Email - gsmith@ultrapetroleum.com
Office - (281) 876-0120, x315
Mobile - (281) 871-0192

From: Green, Anita [mailto:Anita_Green@gbophb.org]
Sent: Thursday, January 21, 2010 9:00 AM
To: gsmith@ultrapetroleum.com
Subject: Scheduling a call

Good morning, Garrett,

My availability is (Central Time Zone):
Today – 2:00-3:00
Tomorrow – 1:30-2:00, 3:00-5:00

If these times do not work, I can also schedule something during lunch tomorrow.

Regards,
Anita

Anita Green
Manager of Socially Responsible Investing
General Board of Pension & Health Benefits
847-866-5287
anita_green@gbophb.org

--
This message was scanned by ESVA and is believed to be clean.
test

Garrett Smith

From: Garrett Smith [garrett.smith@ultrapetroleum.com]
Sent: Thursday, January 21, 2010 5:44 PM
To: Green, Anita
Subject: Ultra/General Board - LETTER RE: SHAREHOLDER PROPOSAL
Attachments: 2010-01-21 Ultra Letter to General Board.pdf

Hi Anita -

Attached is our letter addressing the General Board's shareholder proposal. I appreciate your time today, and we appreciate your consideration of the attached.

Thank you.

....

Garrett B. Smith
Senior Attorney
ULTRA PETROLEUM
363 N. Sam Houston Parkway E., Suite 1200
Houston, Texas 77060
Email - gsmith@ultrapetroleum.com
Office - (281) 876-0120, x315
Mobile - (281) 871-0192



Ultra Petroleum Corp.

January 21, 2010

BY EMAIL

Ms. Anita Green
Manager of Socially Responsible Investing
General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, Illinois 60201

Dear Ms. Green:

Thank you for the conversation today. As we discussed, I am sending you this letter in response to your firm's shareholder proposal that would require Ultra to adopt a policy that its Board Chairman be an independent member of the Board (the "Proposal").

As an initial matter, I want to be clear and direct: we share your view that prudent management of Ultra's corporate governance matters is important to the long-term value of the company. As you and I discussed, however, Ultra does not share the General Board's view that shareholders' long-term financial interests are always best served by the appointment of an independent chairman. Instead, we believe Ultra shareholders benefit from its Board maintaining the flexibility to select board members and management based on conditions confronting the company from time to time.

Mr. Watford has been Ultra's Chairman, Chief Executive Officer and President since January 1999. During that period, the company and its shareholders have enjoyed tremendous success: the value of a share of Ultra stock has increased more than fourteen thousand percent (14,000%), from a split-adjusted price of $0.34 /share at year-end 1999 to today's closing price in excess of $50.00 /share. Mr. Watford is also Ultra's largest individual shareholder, holding almost three million shares of our stock: his interests are very much aligned with yours and those of other Ultra shareholders.

363 N. Sam Houston Pkwy, Ste. 1200, Houston, TX 77060
Telephone 281-876-0120 Fascimile 281-876-2831

As a result, under present conditions, we believe that maintaining Ultra's current arrangements – with Mr. Watford serving as Chairman, Chief Executive Officer, and President – is in the best interests of Ultra shareholders.

We also wanted to reiterate to you certain technical problems with the Proposal that we think justify our excluding it from our proxy materials, and we would appreciate your serious consideration for withdrawing the Proposal on these grounds:

- If the Board took the action called for in the Proposal, it would cause Ultra to breach its employment contract with Mr. Watford: Ultra has promised to employ Mr. Watford as Chairman, President and CEO; and
- If the Board took the action called for in the Proposal, it would violate provisions of the Yukon Business Corporation Act which require a unanimous shareholder agreement before the powers of the directors of a Yukon Territory corporation can be restricted or abrogated.[1]

Because the Proposal would cause Ultra to breach its existing contractual obligations and because it would cause Ultra to violate a law to which it is subject, we believe the Proposal can be excluded from Ultra's 2010 proxy materials pursuant to Rule 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934.

I am including for your consideration a no-action letter I believe is directly applicable to the Proposal (and the grounds Ultra has for excluding the Proposal listed above). This letter was filed by Home Depot last year with respect to a shareholder proposal addressing a similar topic (separation of Chairman and CEO roles). Please note the SEC agreed Home Depot had a basis to exclude that proposal because enacting it would result in a violation of a provisions of Delaware law that is analogous to the above-referenced Yukon Territory statute.

*　　*　　*

Notwithstanding the foregoing, we assure you we understand your concern relative to the non-executive chairman topic, and we do agree with you that this issue deserves to be carefully and thoughtfully examined. Therefore, we are happy to commit to you that our board of directors will consider this issue in connection with our future succession planning discussions.

---

[1] See, e.g., Yukon Business Corporations Act § 148.

We are hopeful this response resolves the issues raised in the Proposal and that the General Board will agree to voluntarily withdraw its shareholder proposal related to this issue.

If you agree to withdraw your proposal, please countersign this letter in the space provided below and return it to me. (By the way, if you can let me know whether you will withdraw the Proposal by tomorrow afternoon, that would be ideal, as otherwise I plan to file a no-action letter request with the Division of Corporate Finance at the SEC raising the issues mentioned above at the close of business tomorrow. It is our strong preference to avoid the expense of pursuing a no-action letter with regard to the Proposal if possible.)

Finally, if you have any other questions or need any additional information from us about this topic or any other, please let me know.

Thank you very much for your consideration of the matters addressed in this letter and for your support of Ultra Petroleum.

Sincerely,

ULTRA PETROLEUM CORP.



Garrett B. Smith
Senior Attorney

WE AGREE TO WITHDRAW OUR SHAREHOLDER PROPOSAL SENT TO ULTRA:

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

By: ______________________________
Name:
Title:

NO-ACTION LETTER

HOME DEPOT
(available February 12, 2008)

[ATTACHED]



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 12, 2008

Jonathan M. Gottsegen
Director
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Re: The Home Depot, Inc.
Incoming letter dated December 17, 2007

Dear Mr. Gottsegen:

This is in response to your letters dated December 17, 2007 and January 3, 2008 concerning the shareholder proposal submitted to Home Depot by William Steiner. We also have received letters on the proponent's behalf dated December 28, 2007, January 3, 2008, and January 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden

FISMA - OMB Memorandum M-07-16

February 12, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Home Depot, Inc.
Incoming letter dated December 17, 2007

The proposal amends Home Depot's bylaws to require that the chairman of the board be an independent director, as defined in the proposal.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Home Depot to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Home Depot relies.

Sincerely,

Song Brandon
Attorney-Adviser



THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

December 17, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. William Steiner

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). Mr. William Steiner (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibits A-C. A copy of this letter, including Exhibits A-C, is being mailed on this date to Mr. John Chevedden, the Proponent's representative, in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2008 Proxy Materials. The Company intends to commence distribution of its definitive 2008 Proxy Materials on or around April 11, 2008. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission.

The Proposal sets forth the following resolution:

"RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:


USA
Proud Sponsor

The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

The Proposal provides for an amendment to the Company's By-Laws requiring separation of the positions of Chairman of the Board and Chief Executive Officer of the Company and that the position of Chairman be held by an independent director. The Company intends to omit the Proposal on the following grounds:

A. *Rule 14a-8(i)(1) - Improper Subject for Shareholder Action*

Rule 14a-8(i)(1) states that a shareholder proposal may be omitted from a company's proxy statement if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that the Proposal may be excluded under this rule for two reasons: (i) it mandates action and usurps the authority of the Board of Directors under Delaware law and (ii) it would result in an impermissible delegation of Board authority.

It is important to note that the Proposal is mandatory rather than advisory. The Staff has agreed that shareholder mandates that intrude on the authority of the board of directors are properly excludable under Rule 14a-8(i)(1). See, Community Bancshares, Inc. (Mar. 15, 1999); RJR Nabisco Holding Corp. (Feb. 23, 1998); Eastman Kodak Co. (Feb. 20, 1985); and Tele-Communication, Inc. (Mar. 9, 1995). The Company is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Delaware Supreme Court has also stated that "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v Lewis, 473 A.2d 805, 811 (Del. 1984).* Based upon this principle, the court has stated that arrangements which "have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters" violate Delaware law.

Chapin v. Benwood Foundation, Inc., *402 A.2d 1205, 1211 (Del. Ch. 1979)* (quoting *Abercrombie v. Davies,* *123 A.2d 893, 899 (Del. Ch. 1956),* rev'd on other grounds, *130 A.2d 338 (Del. 1957),* aff'd sub. nom., *415 A.2d 1068).*

The Staff has noted that a board of directors may be considered to have exclusive authority in corporate matters, absent a specific provision to the contrary in the corporation code of the state in which it is incorporated, the issuer's charter or its bylaws. See Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976). Nothing in other sections of the DGCL, the Company's Certificate of Incorporation or By-Laws restricts the Board of Directors' authority in such corporate matters. Indeed, Section 142(a) of the DGCL provides that "officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the by-laws or determined by the board of directors." Similarly, the Company's By-Laws provide that officers of the Company, which specifically include the Chairman of the Board and the Chief Executive Officer, are to be elected by the Board of Directors and hold office at the pleasure of the Board. These provisions bolster the clear authority of the Board in this area and renders the Proposal improper under Rule 14a-8(i)(1).

A separate but equally compelling basis for exclusion is that the Proposal would result in an unauthorized delegation of power to shareholders. The board of directors of a Delaware corporation may not delegate to others their decision making authority on matters where they are required to exercise their business judgment. *Rosenblatt v Getty Oil Co.,* *C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983).* Nor can the board delegate its decision-making authority to shareholders. *Paramount Communications, Inc. v. Time, Inc.,* *571 A.2d 1140, 1154 (Del. 1989);* Smith v. Van Gorkom, *488 A.2d 858, 873 (Del. 1985).*

Adoption of the Proposal would require the Board to remove Mr. Blake from his position as Chief Executive Officer and/or Chairman of the Board, regardless of whether that removal is in the best interests of the Company and its shareholders. This is an impermissible interference with the management of the Company by shareholders and shifts the power to remove officers to shareholders, both of which are contrary to Delaware law and the Company's Certificate of Incorporation and By-Laws. Because the Proposal seeks this result, it is an improper subject for shareholder action and may be excluded pursuant to Rule 14a-8(i)(1).

For the foregoing reasons and in the legal opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(1).

B. Rule 14a-8(i)(2) - Implementation of Proposal Would Cause Company to Violate Delaware Law

Rule 14a-8(i)(2) provides that a registrant may omit a proposal and any supporting statement from its proxy materials if implementation of the proposal would require the company to violate any state or federal law. The Company believes that it may exclude the Proposal as the implementation of the Proposal would violate Delaware

law in three ways: (i) conflict with the provisions of the Company's Certificate of Incorporation, (ii) be inconsistent with the Company's By-Laws, and (iii) require the Company to breach the employment agreement, dated January 23, 2007 and attached as Exhibit C, that the Company entered into with Mr. Francis S. Blake (the "Employment Agreement").

First, Section 109 of the DGCL requires that by-law provisions not be inconsistent with the law or the certificate of incorporation. 8 Del. C. § 109(b). Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law and is a nullity. *Centaur Partners, IV v. National Intergroup, Inc.,* *582 A.2d 923, 929 (Del. 1990);* *Oberly v. Kirby,* *592 A.2d 445, 459 (Del. 1991).*

The Proposal requires that the Company's By-Laws be amended such that the Chief Executive Officer and Chairman be different individuals, and that the Chairman be a director who is independent from the Company. This would directly conflict with the Board's power under Article Sixth, Section 4 of the Company's Certificate of Incorporation, which provides that the Board has the right to determine the officers of the corporation and their titles, duties and terms of office. This provision further provides that "no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing." As the proposed by-law seeks to qualify the Board's power under Article Sixth, Section 4, it conflicts with the Company's Certificate of Incorporation, and thus violates Delaware law.

Second, Article IV, Section 2 of the Company's By-Laws provide that only the Board of Directors may remove, with or without cause, any officer. The implementation of the proposed by-law would require that Mr. Blake be removed as Chairman of the Board. This would be inconsistent with Article IV, Section 2 as it was not the Board that had removed Mr. Blake, and therefore is contrary to Delaware law. See 1 Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law § 109.8 at GCL-I-93 (2007-1 Supp.) (citing *H.F. Ahmanson & Co. v. Great W. Fin. Corp.,* *C.A. No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997)* ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'").

Finally, the Employment Agreement provides that Mr. Blake will serve as Chairman and Chief Executive Officer of the Company, and that the Company has the right to terminate the agreement with or without cause at any time. Therefore, the removal of Mr. Blake, even without cause, requires the Board to exercise it business judgment and terminate the contract. Under Delaware law, in the absence of a legal excuse for one party's performance of a contract, that party is obligated to perform the contract according to its terms, or upon his failure to do so, he is liable to the other party for the resulting damages. *Wills v. Shockley, 157 A.2d 252, 253 (Del. 1960).* As the implementation of the Proposal requires the removal of Mr. Blake without the Board taking such action, this compels the Company to breach the express terms of the Employment Agreement.

The Staff has consistently recognized that shareholder proposals which would require a registrant to breach its existing contracts, or otherwise violate applicable law, may be omitted from a registrant's proxy materials. See, 3M Company (Feb. 17, 2004) (proposal that may cause the breach of an existing employment agreement may be excludable under Rule 14a-8(i)(2)); LESCO, Inc. (Apr. 2, 2001) (proposal that would cause breach of an existing employment agreement may be excludable under Rules 14a-8(i)(2) and 14a-8(i)(6)); America West Holdings Corporation (Apr. 14, 1998) (proposal that may cause the breach of an existing contract may be excluded under Rule 14a-8(i)(2)); Galaxy Foods Company (Oct. 12, 1999) (a proposal that would cause breach of existing employment agreements excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); Black & Decker Corporation (Jan. 26, 1998) (proposal that may cause the breach of an existing contract may be excluded under Rule 14a8(i)(1)(2)); Coca-Cola Enterprises, Inc. (Jan. 21, 1994) (proposals that would result in breach of company contracts providing for "supplemental income" could be excluded under predecessor to Rule 14a-8(i)(2)); and Citizen's First Bancorp, Inc. (Mar. 24, 1992) (proposal to terminate two executives' severance agreements could be excluded under predecessor to Rule 14a-8(i)(2) because termination would constitute breach of contract in violation of applicable state law).

For the reasons set forth above and in the opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B, the implementation of the Proposal would conflict with the Company's Certificate of Incorporation, be inconsistent with the Company's By-Laws and require the Company to breach the Employment Agreement by terminating Mr. Blake's position as Chairman of the Board. As such, the Proposal may be excluded from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(2).

C. *Rule 14a-8(i)(3) – Proposal Is Vague, Indefinite and Misleading*

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal, nor the company's board of directors in implementing the proposal, would be able to determine, with reasonable certainty exactly what actions or measures the proposal requires. Staff Legal Bulletin No. 14B (Sept. 15, 2004). See, Pennsylvania Power & Light Co., supra (permitting omission of a proposal as "inherently vague and indefinite" unless the Proponent revised the proposal to make certain terms more specific); Woodward Governor Company (Nov. 26, 2003) (permitting omission of a proposal requiring the board to implement a compensation policy for senior executives); Smithfield Foods, Inc. (July 18, 2003) (permitting omission of a proposal requesting that the company prepare a sustainability report); The Procter & Gamble Company (Oct. 25, 2002) (permitting omission of a proposal requesting the creation of a specific type of fund as vague and indefinite because neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company

(July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (Jan. 12, 1990) (permitting omission of a proposal relating to noninterference with policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is inherently vague and indefinite because it fails to provide guidance on how it should be implemented. The Proposal directs the Company to separate the roles of Chairman of the Board and Chief Executive Officer but indicates it shall be done in a manner that "does not violate any contractual obligation of the Corporation." If approved by shareholders, the Proposal may never be implemented in a manner consistent with shareholder expectations. The By-Laws would be amended to include the Proposal but the Company would not immediately split the roles of Chairman and Chief Executive Officer due to the Employment Agreement that the Company entered into with Mr. Blake, the current Chairman and Chief Executive Officer, which provides he will serve as Chairman and Chief Executive Officer. Further, the Company would never be obligated to split the roles of Chairman and Chief Executive Officer if it enters into a contract that guarantees a person will hold both offices. This literal application of the proposed amendment renders the Proposal meaningless and cannot be the intent of the Proposal.

The Company, however, cannot determine how the Proposal is intended to be implemented consistent with shareholder expectations. One interpretation is that the Proposal intends to require the Company to terminate the Employment Agreement and require the Company not to enter into any future agreements that provide for one person to hold both offices. But, as discussed in Section B, the Company is not free to breach its contractual obligations.

A second possible interpretation is that the Proposal intends to require the Company to amend or terminate the Employment Agreement in a manner consistent with its terms to allow the Board to split the roles of Chairman and Chief Executive Officer. To require that the Board undertake such action, however, is impermissible, as discussed in Section B and further in Section D.

The possible interpretations of how to implement the Proposal renders it either meaningless or improper. Therefore, for the foregoing reasons, the Proposal is so inherently vague and indefinite that it may be omitted from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(3).

D. *Rule 14a-8(i)(6) – Company Lacks the Power or Authority to Implement the Proposal*

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal if the company would lack the power or authority to implement the proposal. As discussed in

Section B above, the Company does not have the power or authority to implement the Proposal because (i) the proposed by-law would be void due to its implementation violating the Company's Certificate of Incorporation and hence Delaware law, (ii) it conflicts with the Company's By-Laws, and (iii) it would compel the Company to breach existing contractual obligations. The Staff has noted that proposals that would result in the company breaching existing contractual obligations may be excludable under Rule 14a-8(i)(6). Staff Legal Bulletin No. 14B (Sept. 15, 2004). See, e.g., Selective Insurance Group, Inc. (Mar. 23, 2003); NetCurrents, Inc. (June 1, 2001).

For the foregoing reasons and in the legal opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(6).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,



Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Francis S. Blake
Chairman
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Rule 14a-8 Proposal

Dear Mr. Blake,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

(In the interest of company cost savings and efficiency please communicate via email.)

FISMA & OMB Memorandum M-07-16

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



William Steiner

10/12/07
Date

cc: James C. Snyder, Jr.
Corporate Secretary
PH: 770 433-8211
Fax: 770 384-2356
F: 770-384-5552
F: 770-384-2739

[HD: Rule 14a-8 Proposal, November 27, 2007]

3 – Separate the Roles of CEO and Chairman

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

"The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

It is the role of our CEO and management to run the business of our company. Meanwhile it is the role of the Board of Directors to provide independent oversight of our CEO and management. Our CEO should not be his own boss while managing our company's business. Under the leadership of the Chairman, the board should give strategic direction and guidance and represent the best interests of shareholders in maximizing value.

More companies are recognizing the separation of Chairman and CEO to be a sound corporate governance practice. Also several respected institutions recommend separation. The Council of Institutional Investors adopted a Corporate Governance Policy which recommends, "The board should be chaired by an independent director."

Separate the Roles of CEO and Chairman
Yes on 3

Notes:
William Steiner, ***FISMA - OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 17, 2007

The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, Georgia 30339

Re: Shareholder Proposal of William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by William Steiner (the "Proponent") dated November 27, 2007, which the Proponent has requested to be included in the proxy statement of the Company for its next annual meeting of shareholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation"); (ii) the By-Laws of the Company, amended and restated on May 23, 2007 (the "By-Laws"); (iii) the Proposal and its supporting statement; and (iv) the employment agreement of Francis S. Blake, dated January 23, 2007 (the "Employment Agreement").

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

[HD: Rule 14a-8 Proposal, November 27, 2007]
3 – Separate the Roles of CEO and Chairman

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

"The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

It is the role of our CEO and management to run the business of our company. Meanwhile it is the role of the Board of Directors to provide independent oversight of our CEO and management. Our CEO should not be his own boss while managing our company's business. Under the leadership of the Chairman, the board should give strategic direction and guidance and represent the best interests of shareholders in maximizing value.

> More companies are recognizing the separation of Chairman and CEO to be a sound corporate governance practice. Also several respected institutions recommend separation. The Council of Institutional Investors adopted a Corporate Governance Policy which recommends, "The board should be chaired by an independent director."

Separate the Roles of CEO and Chairman
Yes on 3

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a registrant may omit a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." Because contracts are a matter of state law, the Staff has noted that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both." Staff Legal Bulletin No. 14 (Sept. 15, 2004). In this connection, you have requested our opinion as to whether, under Delaware law, (i) the Proposal is a proper subject for action by the Company's shareholders, (ii) implementation of the Proposal, if adopted by the Company's shareholders, would violate Delaware law, and (iii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, if implemented, would violate Delaware law, is beyond the power and authority of the Company to implement and is, in our opinion, not a proper subject for action by the shareholders of the Company under Delaware law.

DISCUSSION

I. **The Proposal, if implemented, would violate Delaware law and the Company lacks the power or authority to implement it.**

A. **Implementation of the Proposal would conflict with provisions of the Certificate of Incorporation.**

Because the Proposal purports to provide for an amendment to the By-Laws that would conflict with the Certificate of Incorporation, the Proposal, if adopted by the shareholders, would be invalid under the General Corporation Law of the State of Delaware (the "General Corporation Law"). Section 109 of the General Corporation Law requires that by-law provisions

not be "inconsistent with the law or with the certificate of incorporation." 8 Del. C. § 109(b). Accordingly, the Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law and is void. For example, in Centaur Partners, IV v. National Intergroup, Inc., the Delaware Supreme Court found that a proposal for a by-law that provided that it "is not subject to an amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority in the certificate of incorporation to amend the by-laws and hence would be invalid even if adopted by the shareholders. 582 A.2d 923, 929 (Del. 1990). Thus, the Court held that "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Id.; see also Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) ("[by-law provision] violates Delaware law only because it is contrary to the Certificate [of Incorporation]"); Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972); Prickett v. Am. Steel & Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288 (Del. Ch. 1960); Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929).

Article Sixth, Section 4 of the Company's Certificate of Incorporation provides that the Board of Directors "shall have the right . . . to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board . . . and each of its members, including without limitation . . . the determination by resolution of the Board of Directors of the officers of the corporation and their respective titles and duties, the determination by resolution of the Board of Directors of the manner of choosing the officers of the Corporation and the terms of their respective offices." That provision further states that "no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing." The Proposal, on the other hand, provides for the By-Laws to be amended to require that the CEO and Chairman of the Board be different individuals and that the Chairman shall be a director who is independent from the Company. The proposed by-law would therefore conflict with the Board's power set forth in the Certificate of Incorporation to determine the officers of the Company and to set the titles, duties and terms of office of such officers, as well as the corresponding prohibition against by-laws adopted by shareholders qualifying the foregoing. Thus, implementation of the Proposal would violate the Company's Certificate of Incorporation and would therefore contravene the General Corporation Law. In addition, since the contemplated by-law would be a "nullity", as the Delaware Supreme Court indicated in Centaur Partners, the Company would not have the power or authority to implement it.

B. **Implementation of the Proposal would be inconsistent with the By-Laws.**

On January 23, 2007, the Company entered into the Employment Agreement with Francis S. Blake, whereby it agreed to have Mr. Blake serve as Chairman of the Board and CEO of the Company. Specifically, the Employment Agreement provides that Mr. Blake will serve as "Chairman & Chief Executive Officer, effective January 2, 2007, reporting directly to the Company's Board of Directors." It further states that "[t]his letter should not be construed, nor is it intended to be a contract of employment for a specified period of time, and the Company reserves the right to terminate this agreement with or without cause at any time. The Company will provide, and you agree to provide the Company, with 30 days' prior written notice of any termination of your employment hereunder."

The Proposal would amend Article III, Section 2 of the Company's By-Laws to require that the roles of CEO and Chairman of the Board be held by different individuals. Implementation of the Proposal would thus require the removal of Mr. Blake since he currently serves as both the CEO and Chairman. However, Article IV, Section 2 of the By-Laws provides that "[a]ny officer may be removed with or without cause at any time by the Board of Directors." The proposed by-law requires that Mr. Blake be removed from his positions and is thus inconsistent with Article IV, Section 2 which provides that the Board, in its discretion, may remove an officer of the Company. Since the Board has not removed Mr. Blake, the Proposal conflicts with Article IV, Section 2 of the By-Laws and, accordingly, is contrary to Delaware law. See 1 Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law § 109.8 at GCL-I-93 (2007-1 Supp.) (citing H.F. Ahmanson & Co. v. Great W. Fin. Corp., C.A. No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997)) ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'"). Additionally, because carrying out the by-law amendment would violate Article IV, Section 2 of the By-Laws, the Company lacks the power or authority to implement it.

C. **Implementation of the Proposal would cause the Company to breach existing contractual obligations or unilaterally modify the Employment Agreement in violation of Delaware law.**

The Employment Agreement appointing Mr. Blake as Chairman of the Board and CEO of the Company provides that "the Company reserves the right to terminate this agreement with or without cause at any time." Thus, removal of Mr. Blake, even without cause, requires the Board to exercise its business judgment and terminate the contract. Implementation of the Proposal and the by-law amendment, however, necessitates the removal of Mr. Blake without the Board taking such action. Since the proposed by-law mandates that the Chairman and CEO be different persons and since the Board of Directors has not exercised the Company's right to terminate the Employment Agreement in accordance with its terms, the implementation of the Proposal, would result in a breach of the terms of the Employment Agreement. Under Delaware law, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom." Wills v. Shockley, 157 A.2d 252, 253 (Del. 1960). The Company's breach of the Employment Agreement resulting from the implementation of the Proposal and amendment of the By-Laws will violate state law and monetary damages may be awarded. See 1 Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law § 109.5.3 at GCL-I-89 (2007-1 Supp.) (citing Salaman v. Nat'l Media Corp., 1992 WL 808095, at *6 (Del. Super. Ct. Oct. 8, 1992)) ("Generally, bylaws have the force of a contract between the corporation and the directors and bylaws cannot be amended to contain a provision that destroys or impairs vested or contract rights."); see, e.g., Bowers v. Columbia Gen. Corp., 336 F. Supp. 609, 619 (D. Del. 1971).

Alternatively, modification of the Employment Agreement by the Company so as to remove Mr. Blake from either his position as CEO or his position as Chairman also violates the rule of Delaware law that contracts may not be unilaterally modified. See, e.g., First State Staffing Plus, Inc. v. Montgomery Mut. Ins. Co., 2005 WL 2173993, at *8 (Del. Ch. Sept. 6, 2005) ("[A]ny amendment to a contract, whether written or oral, relies on the presence of mutual assent and consideration."); Sersun v. Morello, 1999 WL 350476, at *2 (Del. Ch. Mar. 29, 1999) ("When a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration."); DeCecchis v. Evers, 174 A.2d 463, 464 (Del. Super. 1961) (same). In either circumstance, implementation of the Proposal would cause the Company to violate Delaware law.[1]

II. **The Proposal is not a proper subject for action by shareholders under the General Corporation Law.**

As a general matter, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Section 141(a) sets forth the overall approach taken by the General Corporation Law with regard to the separate and distinct roles of the shareholders or investors of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the

[1] We note that the Proponent has attempted to avoid the breach of contract issue described above by including in the proposed by-law amendment that "[t]his by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation." In our view, this language merely acknowledges that implementation of the proposed amendment would cause the Company to breach existing contractual obligations, but does not remedy this problem as there is no way to implement the amendment without removing Mr. Blake. Nor does this language resolve the conflict between the proposed by-law amendment and Article Sixth of the Certificate of Incorporation or Article IV of the By-Laws.

board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a); see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board delegate or abdicate this responsibility in favor of shareholders. Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). Further, Section 142 of the General Corporation Law expressly authorizes the board of directors to determine the titles and duties of the officers who will execute the day-to-day business of the corporation. Section 142(a) provides, in relevant part, as follows:

> Every corporation organized under this chapter shall have such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws. . . .

8 Del. C. § 142(a).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., C.A. No. 10866, slip op. at 77-78 (Del. Ch. July 14, 1998) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the plaintiffs challenged an agreement among certain shareholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by shareholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

If the Proposal is adopted by the Company's shareholders the Board of Directors must act to remove Mr. Blake from his position as CEO and/or Chairman, regardless of the Board's judgment as to whether such removal is in the best interests of the Company and its shareholders. The Proposal therefore interferes with the managerial discretion of the Board and conflicts with its statutorily-imposed responsibility to exercise its business judgment in making decisions on matters that pertain to the business and affairs of the Company, such as the retention or removal of officers. In addition to the Board's power and authority to manage the business and affairs of the Company, provisions of the Company's By-Laws and Certificate of Incorporation also allocate to the Board the authority to determine, in its discretion, the removal of officers of the Company. Shareholder approval of the Proposal would prevent the Board from exercising its independent business judgment to determine whether the Company's CEO and Chairman should be removed. In sum, the Proposal would impermissibly restrict the Board in the exercise of its duty to manage the business and affairs of the Company including its capacity to remove officers, in contravention of Section 141(a) of the General Corporation Law and the Company's By-Laws and Certificate of Incorporation, insofar as it would mandate that the Board remove the Chairman and CEO, regardless of the Board's best judgment in that regard.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein below, it is our opinion that the Proposal, if implemented would violate Delaware law, that the Company lacks the authority to implement it and that the Proposal is not a proper subject for action by the shareholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the state of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent's representative in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WH/MRW

EXHIBIT C



2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024

January 23, 2007

Mr. Francis S. Blake
2455 Paces Ferry Road
Atlanta, Georgia 30339

Dear Frank:

I am pleased to confirm The Home Depot, Inc.'s (the "Company") offer and your acceptance of your appointment to Chairman & Chief Executive Officer, effective January 2, 2007, reporting directly to the Company's Board of Directors. Your new base annual salary will be $975,000, payable in equal biweekly installments commencing January 29, 2007.

In addition to your base salary, you will continue to participate in the Management Incentive Program ("MIP") in accordance with its terms. Beginning in fiscal year 2007, your annual incentive target will be equal to 200% of your base salary, based upon achieving established goals. You will also continue to participate in the Company's Long-Term Incentive Plan ("LTIP") in accordance with its terms. Beginning with the fiscal year 2007—2009 plan, your LTIP target will be equal to 100% of your base salary as of the beginning of the plan. To be eligible for payment of any MIP or LTIP incentive, you must be employed on the day on which the incentive is paid (unless your termination of employment is due to death, disability or Retirement as provided by the terms of the MIP and LTIP plan documents).

Following your acceptance of this agreement, at the next regularly scheduled meeting of the Company's Board of Directors in February 2007, you will receive a grant of Performance Shares under the 2005 Omnibus Stock Incentive Plan equal to the greatest number of whole shares of the Company's common stock resulting from dividing $2,500,000 by the closing stock price on the grant date. The payout of the Performance Share award will depend on the Company's total shareholder return ("TSR") percentile ranking, compared to the TSR ranking of individual companies included in the S&P 500 Index, at the end of the three year performance period commencing with Fiscal 2007. The target award payout is 100% at the 50th percentile ranking, 300% at the 100th percentile ranking and 25% at the 26th percentile ranking. Payout is interpolated for results between these percentile rankings. There is no payout for rankings below the 26th percentile. Earned shares will be issued to you as soon as administratively practical after the end of the performance period, free and clear of restrictions, subject to the standard



provisions of the plan and award document. To be eligible for payment of the Performance Shares, you must be employed at the time the shares are paid; provided, however, that in the event of your employment termination due to death, disability or retirement, in each case at or after age 60 with at least 5 years of continuous service with the Company, you will be eligible to receive any Performance Shares that otherwise would have been paid to you had your employment continued through the payment date. In the event your employment ends due to death or disability during the 3-year performance period and before you are retirement eligible at age 60 with 5 years of continuous service, you or your estate will be eligible for a prorated portion of the Performance Shares that otherwise would have been paid to you had your employment continued through the payment date.

Following your acceptance of this agreement, at the next regularly scheduled meeting of the Company's Board of Directors in February 2007, you will receive a grant of nonqualified stock options under the 2005 Omnibus Stock Incentive Plan equal to the greatest number of whole shares of the Company's common stock resulting from dividing $2,500,000 by the product of the closing stock price on the grant date and 27.25%, with an exercise price equal to the closing stock price on the grant date. The options will vest and become fully exercisable on the later of the first anniversary of the grant date and the date the closing stock price has been 25% greater than the exercise price of the options for thirty consecutive trading days (the "Target Closing Stock Price"). The options will expire on the earlier of (i) employment termination for any reason other than death, disability or Retirement, (ii) five years from the grant date if the Target Closing Stock Price is not achieved by such date or, otherwise, (iii) ten years from the grant date. You will have 3 months after employment termination, and before expiration of the option, to exercise any vested portion of the award. However, in the event of your retirement at or after age 60 with at least 5 years of continuous service, or your death or disability at any time, your options will continue to vest pursuant to the foregoing vesting schedule and, if vested before the fifth anniversary of the grant date, may be exercised until the tenth anniversary of the grant date as noted above; provided, however, in the event that your employment ends due to death or disability before you are retirement eligible at age 60 with 5 years of continuous service, your options may only be exercised for one year following the later of the vesting date or the date of termination of your employment.

The above equity awards are in lieu of any equity awards that you would have received at the time of the Company's broad-based annual equity awards in March 2007.

In addition to the standard benefits package for salaried associates, as an executive officer of the Company, you will continue to be eligible to participate in the benefits provided to our executive officers, including but not limited to a death benefit only insurance policy, the Company's executive life insurance program, and our lease car program. You are also eligible to continue participation in the Supplemental Executive Choice Program, which provides you with an annual supplemental benefit allowance. You can use this annual allowance to purchase additional disability or life insurance benefits, personal excess liability insurance, or you can use it to reimburse yourself for financial services or health care expenses not covered under our standard health plans.

The Company requests that, where practicable, you travel by use of Company aircraft or charter aircraft, for security purposes. However, you may elect to travel by commercial aircraft when you deem appropriate. Also, to accommodate your travel schedule, your family shall be allowed to travel aboard the Company's aircraft, provided however, such personal use of the Company's aircraft will require the inclusion in your taxable income of an amount equal to the related benefit of such accommodation. Such inclusion shall be made as required under the Internal Revenue Code and related regulations. The Company will provide a tax gross-up for your family's personal use of the aircraft only when the Company requests their attendance at a business meeting or other Company event.

Also, for security purposes, you will be provided with personal and home security by the Company's Corporate Security Department, as considered necessary by such department.

You agree that you shall not, without the prior express written consent of the Executive Vice President, Human Resources of the Company, engage in or have any financial or other interests in, or render any service in any capacity to any competitor or supplier of the Company or its parents, subsidiaries, affiliates, or related entities during the course of your employment with the Company. Notwithstanding the foregoing, you shall not be restricted from owning securities of corporations listed on a national securities exchange or regularly traded by national securities dealers, provided that such investment does not exceed 1% of the market value of the outstanding securities of such corporation.

In the event your employment with the Company is terminated for any reason, you agree not to disclose any Company proprietary or confidential information to any future employer or third party or to take any such information, regardless of whether the information is in printed, written, or electronic form.

All payments described in this letter will be subject to applicable payroll and income tax withholding and other applicable deductions.

This letter should not be construed, nor is it intended to be a contract of employment for a specified period of time, and the Company reserves the right to terminate this agreement with or without cause at any time. The Company will provide, and you agree to provide the Company, with 30 days' prior written notice of any termination of your employment hereunder. This letter supersedes and replaces your previous employment letters, including but not limited to the letter dated February 5, 2002.

In the event that any provisions of this letter shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of this letter shall not in any way be affected or impaired thereby.

We are excited about the opportunities that your leadership will bring to this role. Enclosed are duplicate originals of this letter. Please countersign one original and return it to us. The other original is for you.

Sincerely,

THE HOME DEPOT, INC.



Bonnie G. Hill, Chair
Leadership Development & Compensation Committee

pc: Dennis Donovan
Frank Fernandez
Tim Crow

I accept this appointment to Chairman & Chief Executive Officer:



Francis S. Blake
Date Signed: 1/2/07

JOHN CHEVEDDEN

*** *** ***FISMA - ( ) M-07-16***

December 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Separate the Roles of CEO and Chairman
William Steiner

Ladies and Gentlemen:

Regarding the company December 17, 2007 no action request, the company did not submit a no action request regarding this identical or nearly identical proposal, believed drafted by an attorney familiar with Delaware law, that the company published in its 2007 definitive proxy and which received a 33%-vote:

SHAREHOLDER PROPOSAL REGARDING CHAIRMAN AND CEO

(ITEM 11 ON THE PROXY CARD)

American Federation of State, County and Municipal Employees, located at 1625 L. Street, N.W., Washington, D.C. 20036, is the beneficial owner of 13,449 shares of the Company's common stock and has submitted the following resolution:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

The text of the 2008 rule 14a-8 proposal is identical or nearly identical:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

"The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

The company decision to not submit a no action regarding the identical 2007 proposal is significant because the company does not hesitate to file no action requests. The following Home Depot no action request index shows 22 entries for a 3-year period:

Subject Company	WSB No.	Public Avail. Date	Links
Home Depot, Inc. (Recon.)	0416200704	03/29/2007	Full-Text, Abstract
Home Depot, Inc.	0312200720	03/07/2007	Full-Text, Abstract
Home Depot, Inc.	0305200754	03/02/2007	Full-Text, Abstract
Home Depot, Inc.	0305200757	02/28/2007	Full-Text, Abstract
Home Depot, Inc.	0305200745	02/26/2007	Full-Text, Abstract
Home Depot, Inc.	0212200723	02/08/2007	Full-Text, Abstract
Home Depot, Inc.	0205200737	02/05/2007	Full-Text, Abstract
Home Depot, Inc.	0212200716	02/05/2007	Full-Text, Abstract
Home Depot, Inc.	0129200741	01/29/2007	Full-Text, Abstract
Home Depot, Inc. (Recon.)	1226200603	03/22/2006	Full-Text, Abstract
Home Depot, Inc. (Recon.)	1226200604	03/22/2006	Full-Text, Abstract
Home Depot, Inc. (Recon.)	1218200625	03/09/2006	Full-Text, Abstract

Home Depot, Inc. (Chevedden) 0130200604 01/26/2006 Full-Text, Abstract
Home Depot, Inc. (Steiner) 0130200603 01/26/2006 Full-Text, Abstract
Home Depot, Inc. 0808200504 08/05/2005 Full-Text, Abstract
Home Depot, Inc. (Recon.) 0404200508 03/31/2005 Full-Text, Abstract
Home Depot, Inc. 0307200557 03/07/2005 Full-Text, Abstract
Home Depot, Inc. 0307200520 02/28/2005 Full-Text, Abstract
Home Depot, Inc. 0228200515 02/22/2005 Full-Text, Abstract
Home Depot, Inc. 0222200501 02/17/2005 Full-Text, Abstract
Home Depot, Inc. 0222200502 02/16/2005 Full-Text, Abstract
Home Depot, Inc. 0214200511 02/10/2005 Full-Text, Abstract

Furthermore the company clearly does not like the topic of this proposal and it was foreseeable to the company last year that the 2007 proposal would receive a significant vote. Yet the company still did not attempt to exclude last year's proposal on any basis whatsoever.

Additionally the company does not claim that there is a crucial change in Delaware law during the past year that now triggered its no action request.

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will follow.

Sincerely,

John Chevedden

cc:
William Steiner

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>



THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. William Steiner

Ladies and Gentlemen:

On December 17, 2007, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance (the "Staff") requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") (the "No-Action Request"). Mr. William Steiner (the "Proponent") submitted the proposal (the "Proposal"). The Proposal provides for an amendment to the Company's By-Laws requiring the separation of the positions of Chairman of the Board and Chief Executive Officer.

On December 28, 2007, Mr. John Chevedden, the Proponent's representative, submitted a letter to the Staff (the "December 28 Letter"). In the December 28 Letter, Mr. Chevedden stated that the Company did not submit a no-action request regarding a nearly identical proposal it received for inclusion in the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proposal").

The purpose of this letter is to respond to the December 28 Letter. Under Rule 14a-8, a company may, in its discretion, seek exclusion of a shareholder proposal brought under Rule 14a-8 if it falls within one of the categories for exclusion. The fact that the Company decided not to seek exclusion of the 2007 Proposal has no bearing on whether the Company should be granted concurrence to exclude the Proposal from its 2008 Proxy Materials. This year, the Company elected to exercise its discretion under Rule 14a-8 to seek exclusion of the Proposal from its 2008 Proxy Materials. The Company's No-Action Request states, among other things, that the Proposal constitutes an impermissible interference with management of the Company by shareholders and shifts the power to remove officers to shareholders and the implementation of the Proposal would violate Delaware law as it results in conflict with the Company's Certificate of Incorporation and


USA
Proud Sponsor

By-Laws and requires the Company to breach the employment agreement between the Company and Mr Francis S. Blake, the Company's Chairman and Chief Executive Officer.

In sum, the Company believes that it may omit the Proposal from the 2008 Proxy Materials under Rule 14a-8. The Company submits that its decision not to seek exclusion of the 2007 Proposal is irrelevant for purposes of the Staff's consideration of the No-Action Request.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to Mr. Chevedden, in accordance with Rule 14a-8(j), informing him of the Company's response to the December 28 Letter.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,



Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

JOHN CHEVEDDEN

F 6 ***FISMA - ( ) M-07-16***

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Separate the Roles of CEO and Chairman
William Steiner

Ladies and Gentlemen:

Further responding to the company December 17, 2007 no action request, the company has not shown any violation of law if Mr. Blake chooses to take either the Chairman or CEO position exclusively at the time that this proposal would be implemented.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information will follow.

Sincerely,

John Chevedden

cc:
William Steiner

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

JOHN CHEVEDDEN

*** *** ***FISMA - C   n M-07-16***

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Separate the Roles of CEO and Chairman
William Steiner

Ladies and Gentlemen:

Responding to the company December 17, 2007 no action request and January 3, 2008 letter, the company has not shown any violation of law if Mr. Blake chooses to take either the Chairman or CEO position exclusively at the time that this proposal would be implemented or would seek employment at another company. When Robert Nardelli left Home Depot before the end of his contract as Chairman and CEO in January 2007 there was no breach of employment agreement issue whatsoever.

Additionally, Staff Legal Bulletin No. 14 provides an alternative to excluding a resolution:

> 5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?
>
> We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

Garrett Smith

From: Green, Anita [Anita_Green@gbophb.org]
Sent: Friday, January 22, 2010 1:54 PM
To: Garrett Smith
Subject: RE: Ultra/General Board - LETTER RE: SHAREHOLDER PROPOSAL

Garrett,

I have asked attorney Paul Neuhauser to contact you regarding the proposal. After reading your letter there were a few lingering questions, and I thought it most expedient (given the deadline) to have him speak with you directly. Please feel free to discuss this matter with him.

Thanks,
Anita

Anita Green
Manager of Socially Responsible Investing
General Board of Pension & Health Benefits
847-866-5287
anita_green@gbophb.org

From: Garrett Smith [mailto:garrett.smith@ultrapetroleum.com]
Sent: Thursday, January 21, 2010 5:44 PM
To: Green, Anita
Subject: Ultra/General Board - LETTER RE: SHAREHOLDER PROPOSAL

Hi Anita -

Attached is our letter addressing the General Board's shareholder proposal. I appreciate your time today, and we appreciate your consideration of the attached.

Thank you.

Garrett B. Smith
Senior Attorney
ULTRA PETROLEUM
363 N. Sam Houston Parkway E., Suite 1200
Houston, Texas 77060
Email - gsmith@ultrapetroleum.com
Office - (281) 876-0120, x315
Mobile - (281) 871-0192

nor disclose all or any part of its content to any other person.

--

test

Garrett Smith

From: FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 22, 2010 4:59 PM
To: gsmith@ultrapetroleum.com
Cc: videttebullock_mixon@gbop.org
Subject: Methodist's shareholder proposal

Dear Mr Smith:

Pasted below is the email sent by the Christian Brothers Investment Services (CBIS) to Goldman Sachs to amend CBIS' shareholder proposal to split the positions of CEO and Chairman. Goldman Sachs agreed to the change and it is expected that a formal written agreement will be signed early next week.

Paul M. Neuhauser

From: Tanner, Julie
Sent: Wednesday, January 13, 2010 4:31 PM
To: 'Holmes, Dane'
Cc: 'tsmith@bostontrust.com'; O'Toole, Beverly L
Subject: Separate Chair/CEO: No-Action Requests

Dear Dane:

Thank you for your response to Tim Smith below and for your interest in discussing the no-action requests. Thank you as well for your call last week - - I did return it that day and left a message and I am sorry we were not able to talk.

I am writing regarding the no-action request that I received from Beverly to Christian Brothers' proposal to separate the positions of Chair and CEO, which I assume was the reason for your call.

I would like to propose some alternate language for the resolved clause that I think may provide the board with added flexibility and deal with the central issue in the no-action letter. Please see the revised Resolved clause below, which includes the words "wherever possible":

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the chair of the board of Directors, wherever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition."

I hope this revision might be acceptable and that we can find middle ground without needing to seek a ruling from the SEC.

I look forward to discussing this issue with you and/or Beverly. Please call me at your earliest convenience.

Best regards,

JULIE

Julie Tanner
Assistant Director of Socially Responsible Investing
90 Park Avenue - 29th floor
New York, New York 10016-1301

Direct Dial: 212-503-1947
Cell: 917-723-7702
Fax: 212-490-6092
jtanner@cbisonline.com
MailScanner has detected a possible fraud attempt from "www.cbisonline.com" claiming to be http://www.cbisonline.com

--
This message was scanned by ESVA and is believed to be clean.
test

EXHIBIT B

LEGAL OPINION OF LACKOWICZ, SHIER & HOFFMAN
(YUKON COUNSEL TO ULTRA)



LACKOWICZ, SHIER & HOFFMAN

SUITE 300, 204 BLACK STREET
WHITEHORSE, YUKON Y1A 2M9
TELEPHONE: 867-668-5252
FAX: 867-668-5251
E-MAIL: lackowicz.shier@yukonlaw.com

BARRISTERS & SOLICITORS

IN ASSOCIATION WITH



Bull, Housser & Tupper LLP

Reply Attention To: Paul W. Lackowicz
Our File No: 36210

February 1, 2010

Ultra Petroleum Corp.
363 N. Sam Houston Parkway, E
Suite 1200
Houston, Texas
USA, 77060

Dear Sirs/Mesdames:

Re: Shareholder Proposal / The General Board of Pension and Health Benefits of The United Methodist Church

We act as counsel in the Yukon to Ultra Petroleum Corp. (the "**Corporation**"), a corporation incorporated pursuant to the Yukon *Business Corporations Act* (the "**YBCA**"). The Corporation has received a proposal from The General Board of Pension and Health Benefits of The United Methodist Church (the "**Proponent**") under cover of letter dated December 3, 2009 (the "**Proposal**") which the Proponent has requested to be included in the proxy statement of the Corporation for its next annual meeting of shareholders. You have requested our opinion in relation to several issues under Yukon Law which arise in relation to the request by the Proponent.

Proposal

The proposal reads as follows: "RESOLVED: The Board of Directors shall adopt a policy, by amending the bylaws as necessary, to require that the Chairman of the Board of Directors will be an independent member of the Board."

Issues

Would implementation of the Proposal be contrary to Yukon Law on the basis of any or all of the following:

1. Shareholders cannot by resolution adopt a policy which fetters the discretion of the directors of the Corporation;

emailed or facsimile transmissions, and the authenticity of the originals where certified copies, photocopies, emailed or facsimile transmissions have been submitted or received; and

(d) the accuracy, completeness and truth of all facts set forth in corporate records, including the Corporation's records book, official public records and certificates and any other documents, certificates or records supplied by corporate or public officials and the identity and capacity of all individuals acting or purporting to act as such.

Analysis of Issue one: Shareholders cannot by resolution adopt a policy which fetters the discretion of the directors of the Corporation.

The corporate structure which is implemented under the YBCA and Yukon Law entitles the shareholders of a corporation to elect the directors of the corporation and requires the directors of a corporation to manage the business and affairs of the corporation. The responsibilities of the directors includes the hiring and dismissal of all officers of the Corporation. This is subject to any specific authority which is reserved to the shareholders under the YBCA, articles or bylaws of a corporation or under a unanimous shareholder agreement. Relevant sections of the YBCA are set out below.

Section 102(1) of the YBCA:

"Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of a corporation."

Section 1(a) of the YBCA defines "unanimous shareholder agreement" as:

"(a) a written agreement to which all shareholders of a corporation are or are deemed to be parties, whether or not other person is also a party, or ......[subsection (b) omitted]......that provides for any of the matters enumerated in subsection 148(1)" [which includes, amongst other things, the management of the business and affairs of the corporation, including the restriction or abrogation in whole or in part of the powers of the directors].

Section 103 of the YBCA, which details the procedure for adoption and amendment of a corporation's bylaws reads as follows:

"(1) Unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of the corporation.

(2) The directors shall submit a bylaw, or an amendment or a repeal of a bylaw, made under subsection (1) to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the bylaw, amendment or repeal.

(3) A bylaw, or an amendment or a repeal of a bylaw, is effective from the

date of the resolution of the directors under subsection (1) until it is confirmed, confirmed as amended or rejected by the shareholders under subsection (2) or until it ceases to be effective under subsection (4) and, if the bylaw is confirmed or confirmed as amended, it continues in effect in the form in which it was so confirmed.

(4) If a bylaw, or an amendment or a repeal of a bylaw, is rejected by the shareholders, or if the directors do not submit a bylaw, or an amendment or a repeal of a bylaw, to the shareholders as required under subsection (2), the bylaw, amendment or repeal ceases to be effective and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.

(5) A shareholder entitled to vote at an annual meeting of shareholders may, in accordance with section 138, make a proposal to make, amend or repeal a bylaw."

Section 123 of the YBCA:

"Subject to the articles, the bylaws or any unanimous shareholder agreement,

(a) the directors may designate the offices of the corporation, appoint as officers individuals of full capacity, specify their duties and delegate to them powers to manage the business and affairs of the corporation, except powers to do anything referred to in subsection 116(2),

(b) a director may be appointed to any office of the corporation, and

(c) two or more offices of the corporation may be held by the same person."

The following excerpts, paragraphs 61, 63 and a portion of 68, are taken from *Duha Printers (Western) Ltd. v. Canada* [1998] 1 S.C.R. 795 (Supreme Court of Canada):

61 The argument for treating a USA [unanimous shareholder agreement] as part of the corporate constitution, along with and equivalent to the articles of incorporation and the bylaws, is strong, given the role of such an agreement in the overall context of corporate governance. As Professor Welling points out in Corporate Law in Canada (2nd ed. 1991), at pp. 481 et seq., prior to statutory provision for USAs, the ability of shareholders to control a corporation incorporated in Canadian jurisdictions (and which, I would add, did not follow the English memorandum and articles of association system of incorporation) was in reality limited to the power to elect and dismiss directors. Directors generally owe a duty not to the shareholders but to the corporation, and shareholders could not, therefore,

> control the day-to-day business decisions made by the directors and their appointed officers. In other words, although the shareholders could elect the individuals who would make up the board, the board members, once elected, wielded virtually all the decision-making power, subject to the ability of the shareholders to remove or fail to re-elect unsatisfactory directors.
>
> 63 Because, at common law, shareholders could not agree to fetter or interfere with the discretion of the directors, even unanimously (see *Motherwell v. Schoof*, [1949] 4 D.L.R. 812 (Alta. S.C.), and *Atlas Development Co. v. Calof* (1963), 41 W.W.R. 575 (Man. Q.B.)), legislative intervention was needed to allow shareholders to choose their corporate control and management structure. See Iacobucci, "Canadian Corporation Law: Some Recent Shareholder Developments", in The Cambridge Lectures 1981 (1982), 88, at pp. 92 et seq.
>
> 68 This status is greatly reinforced by s. 20(1) of the Corporations Act, which requires that a copy of any USA, along with the articles and bylaws of the corporation, be contained in the corporate records required by that section to be maintained at the registered office of the corporation. This is cogent evidence that the legislator has treated the corporation's constating documents and the USA *in pari materia*. It is also significant that s. 240 of the Corporations Act includes USAs along with the Act, the regulations promulgated thereunder, and the articles and bylaws of a corporation as documents the breach of which entitle a complainant or a creditor to seek a compliance order or other remedy deemed appropriate by the court.

Absent a resolution of the shareholders approving an amendment to the articles or the bylaws of a corporation governed by the YBCA, in accordance with the provisions of the YBCA, a majority of the shareholders of a corporation may not by resolution tie the hands of directors and compel them to exercise the power of management of the corporation in a particular way (*820099 Ontario Inc. v. Harold E. Ballard Ltd.*, 3 B.L.R. (2d) 113 at 123 (Ontario Court of Justice - General Division); *Ringuet v. Bergeron* (1960), 24 D.L.R. (2d) 449 (S.C.C.) 449).

Accordingly, the shareholders of a corporation governed by the YBCA cannot fetter the discretion of the directors to manage the business and affairs of the corporation, including the hiring and dismissal of officers of the corporation, unless a provision to that effect is contained in the YBCA or the articles or bylaws of the corporation or a unanimous shareholder agreement. Subject to the comments below relating to section 103(5) of the YBCA, there is no such provision in any of the YBCA or the Corporation's articles or bylaws, and there is no unanimous shareholder agreement in respect of the Corporation.

Analysis of Issue two: Although the Proposal contemplates the amendment of the bylaws of the Corporation, the proposed amendment is vague and uncertain.

Section 103(5) of the YBCA clearly provides that a shareholder entitled to vote at an annual general meeting may make a proposal to amend the corporation's bylaws. However, careful reading of the Proposal leaves doubt as to whether or not a bylaw amendment is required, if the directors adopt a policy, which they may do at any time and amend at will. In addition, the direction to amend the bylaws in the Proposal is too vague to constitute a proposed amendment to the bylaws, in the sense that the specific amendments to the bylaw are left to the discretion of the directors. For example, it is unclear whether, in the event that the directors were required to amend the bylaws, the matter would then need to subsequently be submitted to the shareholders for their approval. Given the wording of section 103(5), the proper, permissible, format for the Proposal would be by way of specific amendment of the current bylaws of the Corporation, with reference to such current bylaws, which specific amendment would be voted on by way of resolution by the shareholders at the meeting to which the proxy statement relates.

Analysis of Issue three: Submitting the Proposal for consideration by the Corporation's shareholders would conflict with provisions of the YBCA because the Proponent is not a proper party to initiate an amendment of the Corporation's bylaws by shareholder resolution.

Section 103(5) allows any shareholder entitled to vote at an annual general meeting of the shareholders to make a proposal to amend the bylaws of a corporation, in accordance with section 138 of the YBCA.

Section 138 (1) of the YBCA reads as follows:

"A shareholder entitled to vote at an annual meeting of shareholders may

(a) submit to the corporation notice of any matter that he proposes to raise at the meeting, in this section referred to as a "proposal", and

(b) discuss at the meeting any matter in respect of which he would have been entitled to submit a proposal."

The phrase "shareholder entitled to vote at an annual general meeting" has been interpreted by the Supreme Court of Canada, in the case of *Verdun v. Toronto-Dominion Bank*, [1996] 3 S.C.R. 550, to mean registered shareholder.

We note that BNY Mellon, in the December 3 Letter, states that the registered owner of the shares beneficially owned by the Proponent is Depository Trust Company. The Shareholder List does not identify the Proponent as a registered holder of shares of the Corporation. Since the Proponent is not the registered owner of any shares of the Corporation, the Proponent is not a proper party to make a proposal under section 138 of the YBCA. The Proponent may not initiate a bylaw amendment process completed only by way of shareholder resolution, under section 103(5) of the YBCA.

Opinions

Based and relying on the foregoing, and subject to the assumptions and qualifications expressed above, we are of the opinion that:

1. The Proponent cannot, by submitting the Proposal to the Corporation, invite the

shareholders of the Corporation to pass a resolution which fetters the discretion of the directors of the Corporation, by requiring the directors of the Corporation to adopt a policy that prohibits them from appointing the same person to be chief executive officer and chairman of the board of directors, unless done so by way of amendment to the articles of the Corporation, the bylaws of the Corporation, or unanimous shareholder agreement.

2. Although the Proposal may appear to contemplate the amendment of the bylaws of the Corporation, the proposed amendment to the Corporation's bylaws is so vague and uncertain as to be of no effect.

3. The Proponent is not permitted under the provisions of the YBCA to initiate an amendment of the Corporation's bylaws by way of shareholder proposal under Section 138(1) of the YBCA. Accordingly, submitting the Proposal for consideration by the Corporation's shareholders would conflict with the YBCA.

The above opinions are rendered solely to the Corporation in connection with notification to the U.S. Securities and Exchange Commission under Rule 14(a)-8(j) promulgated under the *Securities and Exchange Act of 1934*, that it intends to exclude the Proposal from its proxy statement and form of proxy for its 2010 Annual Shareholders Meeting, and may not be used, circulated, quoted from or otherwise referred to for any other purpose and may not be relied upon by any other person, without our written consent.

Yours very truly,

LACKOWICZ, SHIER & HOFFMAN



EXHIBIT C

LEGAL OPINION OF HAYNES AND BOONE, LLP
(TEXAS COUNSEL TO ULTRA)

haynes*boone*

January 28, 2010

Ultra Petroleum Corp.
363 N. Sam Houston Pkwy East
Suite 1200
Houston, Texas 77060

Re: Shareholder Proposal of the General Board of Pension and Health Benefits of The United Methodist Church

Ladies and Gentlemen:

We have acted as counsel to Ultra Petroleum Corp., a corporation governed by the laws of the Yukon Territory, Canada (the "***Company***"), in connection with a proposal (the "***Proposal***") by the General Board of Pension and Health Benefits of The United Methodist Church (the "***Proponent***") dated December 3, 2009, which the Proponent has requested to be included in the proxy statement of the Company for its next annual meeting of shareholders (the "***Annual Meeting***"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Texas.

For the purpose of rendering the opinions expressed herein, we have been furnished with and reviewed (i) the Employment Agreement between the Company and Michael D. Watford ("***Mr. Watford***"), dated February 1, 2007 (the "***Employment Agreement***"), attached as Exhibit A, and (ii) the letter of the Proponent addressed to the Corporate Secretary of the Company dated December 3, 2009 and the Proposal enclosed therein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein, and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

Haynes and Boone, LLP
Attorneys and Counselors
One Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007
Phone: 713.547.2000
Fax: 713.547.2600
www.haynesboone.com

The Proposal

The Proposal states the following:

"Separate Chairman & CEO

RESOLVED: The Board of Directors shall adopt a policy, by amending the bylaws as necessary, to require that the Chairman of the Board of Directors will be an independent member of the Board.

SUPPORTING STATEMENT: We believe that shareholders are best served when the board of directors is led by a non-executive chairman. Such a board structure has been supported by numerous institutional investors and corporate governance experts including The Corporate Library, Glass Lewis & Co., and Vanguard founder John Bogle.

We believe a non-executive chairman is in the best long-term financial interests of shareholders:

- Managing Ultra Petroleum in a global marketplace requires the full attention of the CEO and his/her management team. Given the time and effort required to effectively run the company, we believe it is neither wise nor prudent to dilute the influence of the CEO by also requiring him/her to serve as board chairman.

- Regulatory changes such as those enacted by Sarbanes-Oxley in 2002 and the 2003 revised New York Stock Exchange and NASDAQ listing requirements have significantly enhanced directors' responsibilities. As a result, the role of the board has shifted from "advisory" to "monitoring." Today's board needs a chairman whose singular focus is leading directors in providing independent oversight of management goals and performance.

- In the 2008 Public Company Governance Survey conducted by the US National Association of Corporate Directors (NACD), 72.8% of directors serving on boards with an independent chairman stated that companies greatly benefit from an independent chairman. Only 6.7% said they do not.

- Increasingly, shareholders prefer an independent, non-executive chairman to oversee their interests. Proxy advisory firm RiskMetrics reports that in 2008, shareholder proposals seeking to separate the roles of chairman and CEO received on average 31% of votes cast. RiskMetrics predicts this issue will continue to receive a considerable amount of investor attention in the coming years.

- A recent report by Chairmen's Forum co-founder Harry Pearce, (through a collaboration with the Millstein Center for Corporate Governance and Performance at the Yale School of Management), recommended that corporate directors appoint a non-executive chairman when the current combined chairman/CEO position becomes vacant. If board members choose to appoint a chairman who is affiliated with the company, they should publicly explain why the decision is in the best interests of shareholders. A similar proposal was put forth by the Securities and Exchange Commission in the July 10, 2009 Proposed Rule 33-9052: *Proxy Disclosure and Solicitation Enhancements.*

Ultra Petroleum's board of directors has incorporated many leading practices in its corporate governance guidelines. We urge the board to further strengthen the guidelines by adopting the separation of the chairman and CEO."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rule 14a-8(i)(2) and Rule 14a-8(i)(6), promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." Because contracts are a matter of state law, the Staff has noted that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both." Staff Legal Bulletin No. 14 (Sept. 15, 2004). In this connection, you have requested our opinion as to whether, under Texas law, (i) implementation of the Proposal, if adopted by the Company's shareholders, would violate Texas law, and (ii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, if implemented, would cause the Company to breach, under Texas law, an existing contractual relationship and is beyond the power and authority of the Company to implement.

Implementation of the Proposal would cause the Company to breach existing contractual obligations or unilaterally modify the Employment Agreement in violation of Texas law

A. Background

Section 1 of the Employment Agreement between Mr. Watford and the Company provides that Mr. Watford will be employed as Chairman and CEO of the Company and each of the Company's subsidiaries. Additionally, under Section 2, Mr. Watford is to serve as Chairman and CEO, and granted the "obligations, duties, authority and power to do all acts and things as are customarily done by a person holding the same or equivalent position or performing duties similar to those to be performed by Watford in corporations of similar size as the Company." The Employment Agreement is governed and shall be construed in accordance with the laws of the State of Texas as stated in Section 9 of the Employment Agreement.

The Company may terminate Mr. Watford's employment: 1) at any time and for whatever reason; or, 2) at any time for "just cause" (requiring written notice to Mr. Watford). If terminated for "just cause" – such cause must fall within the definition provided in Section 4 of the Employment Agreement. Under Section 4, "just cause" is defined as willful failure or refusal of Mr. Watford to render services under the Employment Agreement; an act of fraud or embezzlement or other action which is materially and demonstrably injurious to the Company; or, Mr. Watford's conviction of a felony. Further, a change in Mr. Watford's title or offices will provide him with a right to terminate the Employment Agreement – such a change being a Terminating Event.

Termination of the employment relationship by either the Company for a reason other than "just cause," or termination of the agreement by Mr. Watford for a Terminating Event (such as a change in title) will result in Mr. Watford being entitled to severance in the sum of 100% of Mr. Watford's salary for 12 months immediately proceeding the termination, plus an amount equal to the most recent annual bonus paid to Mr. Watford. Finally, according to the Employment Agreement, all of Mr. Watford's stock options theretofore awarded will immediately vest in full, under the factual scenario provided.

B. Texas Law

An employment contract for a term, which meaningfully limits the employer's right to terminate the employment relationship, is an enforceable agreement. *See Curtis v. Ziff Energy Group*, 12 S.W.3d 114, 117 (Tex. App.—Houston [14th Dist.] 1999, no pet.). In such a term employment contract, the employer unequivocally agrees not to terminate the employee except under clearly specified circumstances. *See Evan's World Travel, Inc. v. Adams*, 978 S.W.2d 225, 229 (Tex. App.—Texarkana 1998, no pet.).

A contracting party breaches a contract by refusing or neglecting to perform a contractual obligation. *Townewest Homeowners Ass'n v. Warner Comm.*, 826 S.W.2d 638, 640 (Tex. App.—Houston [14th Dist.] 1992, no writ). Further, a contracting party can also breach a contract by repudiating the performance of its contractual obligations. *See El Paso Prod. Co. v. Valence Oper. Co.*, 112 S.W.3d 616, 621 (Tex. App.—Houston [1st Dist.] 2003, pet. denied). Upon a party's repudiation of a contract, the non-repudiating party may treat the repudiation as a breach. *Id.* A contract is repudiated if a party, without a just excuse, absolutely and unconditionally refuses to perform the contract. *Id.* This refusal can be shown by words or conduct, providing that they demonstrate a fixed intention to abandon, renounce or refusal to perform the contract. *Jenkins v. Jenkins*, 991 S.W.2d 440, 447 (Tex. App.—Fort Worth 1999, pet. denied). Additionally, a contracting party can also breach a contract by improperly terminating the contract. *Gunter Hotel of San Antonio v. Buck*, 775 S.W.2d 689, 697 (Tex. App.—San Antonio 1989, writ denied).

Although parties have the power to modify their contracts, a modification must satisfy the elements of a contract: a meeting of the minds supported by consideration. *Roads Drilling Co. v. Allred*, 70 S.W.2d 576, 583 (Tex. 1934). In an employment context, an employer asserting a modification must prove that the employee agreed to the modification of the employment terms. *See Hathaway v. General Mills, Inc.*, 711 S.W.2d 227, 229 (Tex. 1986). The burden for proving modification rests on the party asserting modification. *Id.*

Every breach of contract gives rise to a claim for damages and may also give rise to equitable remedies. RESTATEMENT (SECOND) OF CONTRACT § 236 cmt. a; *see also Mead v. Johnson Group*, 615 S.W.2d 685, 687 (Tex. 1981) (actual damages encompass the natural, probable, and foreseeable consequences of the defendant's conduct). In addition, under the Texas Civil Practice & Remedies Code § 38.001, a plaintiff in a breach of contract action may be entitled to reasonable attorneys' fees.

C. Application

Under the Employment Agreement, alteration of Mr. Watford's position or job duties requires the Board to exercise its business judgment. Implementation of the Proposal, however, necessitates the alteration of Mr. Watford's position and job duties without the Board taking such action. Since the Proposal mandates that the Chairman and CEO be different persons and since the Board of Directors has not exercised the Company's authorized rights under the Employment Agreement, the implementation of the Proposal would result in a breach of the terms of the Employment Agreement. The Company's breach of the Employment Agreement resulting from implementation of the Proposal will be a breach of an existing contractual obligation under Texas law and monetary damages may be awarded. Alternatively, modification of the Employment Agreement by the Company so as to remove Mr. Watford from either his position as CEO or his position as Chairman also violates the rule of Texas law that contracts may not be unilaterally modified.

Conclusion

Based upon and subject to the foregoing and subject to the limitations stated herein below, it is our opinion that the Proposal, if implemented, would constitute a breach of an existing contractual obligation under Texas law and that the Company lacks the authority to implement it.

The foregoing opinion is limited to the laws of the state of Texas. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent's representative in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,



Haynes and Boone, LLP